Exhibit 99.1

ABCAM PLC

Abcam to Acquire BioVision for $340 million

2 August 2021, Cambridge, UK – Abcam plc (“Abcam”, “the Company” or “the Group”) (AIM LSE: ABC; Nasdaq: ABCM), a global leader in the supply of life science research tools, today announces that it has entered into a definitive agreement to acquire BioVision, Inc. (“BioVision”), a wholly owned subsidiary of Boai NKY Medical Holdings Ltd. (“NKY”), for $340 million (the “Acquisition”).

Transaction highlights

•	BioVision is a fast-growing innovator and distributor of life science research tools to biopharma, diagnostic and academic customers, with strength in biochemical and cell-based assay kits

•	Brings one of Abcam’s large third-party suppliers in-house

•	Accelerates Abcam’s strategic execution and focus on in-house innovation and products in the complementary biochemical and cell-based assay market

•	Expected to be accretive to earnings[1] from the first full year of ownership following completion (Dec-22)

•	Concurrent with the Acquisition, entered memorandum of understanding regarding a strategic partnership with NKY in China

•	Conference call scheduled for 1430 BST / 0930 EDT, today to discuss the transaction

Background to and reasons for the Acquisition

Founded in 1999 and located in Milpitas, California, BioVision is a global supplier of life science research tools to support research, diagnostics, and drug discovery. The company is a leading provider of biochemical and cell-based assays for biological research. It also develops, produces, and sells a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds.

BioVision started supplying Abcam in 2003. Abcam customers’ demand for BioVision products has grown consistently over time, with sales more than doubling over the past five years (to June 2021).

The acquisition of BioVision represents a compelling strategic fit for Abcam, with potential to:

•	bring greater control over the innovation and distribution of BioVision’s product portfolio

•	accelerate our strategic ambitions within the adjacent biochemical and cellular assay market

•	align with existing areas of research focus including oncology, immuno-oncology, neuroscience, and epigenetics

•	create value through portfolio expansion and leveraging Abcam’s global channels to market

•	create opportunities to enhance existing products and innovate new products to serve customer needs

Principal terms and financial effects of the Acquisition

•	Proposed acquisition of BioVision, by acquiring the entire share capital of its holding company, NKY Biotech US, Inc, from NKY, for cash consideration of $340 million on a cash free/debt free basis.

•	Acquisition to be funded from existing cash resources and a partial drawdown of Abcam’s Revolving Credit Facility.

•	Acquisition agreement provides for the payment of a reciprocal termination fee of approximately 3% of the purchase price, in the event the Acquisition is terminated in certain specified circumstances.

•	The Acquisition is subject to applicable regulatory clearance.

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The Acquisition will be subject to review and approval of the Shenzhen Stock Exchange and by a vote of NKY’s shareholders. If approved, the Acquisition is expected to close before the end of 2021 calendar year.

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The most recently audited results of BioVision for the 12 months ended 31 December 2020, were revenues of $33.8 million (£24.3 million), operating profit of $12.6 million (£9.1 million) and Net assets of $21.9 million (£15.7 million)[2]. Revenues included approximately $5 million of COVID-19 related product sales which are not expected to reoccur.

•	The Acquisition is expected to be accretive to adjusted earnings per share (EPS) from the first full year of ownership (Dec-22)[1].

Strategic Partnership with NKY

Concurrent with the Acquisition, Abcam and NKY have also entered into a memorandum of understanding regarding the establishment of a collaborative, commercial partnership under which Abcam will develop and supply products and services to NKY in support of their ongoing product development and commercialisation in the IVD field.

Commenting on the Acquisition, Alan Hirzel, CEO of Abcam, said:

“We know the BioVision business well, having been a major distributor of their products since 2003. This acquisition represents a compelling opportunity to secure a proven portfolio of high-quality products, including a leading portfolio of biochemical and cell-based assay kits, that will allow us to better serve customer needs. BioVision has sustained strong growth over many years and, together with Abcam’s brand, reach and capabilities, we are confident we are well positioned to build on this success and reinforce Abcam’s ability to serve life scientists globally.”

Analyst and investor conference call

A conference call and webcast for analysts and investors will be held at 1430 BST / 0930 EDT, today. To participate in the call, please find details below:

Date:	2 August, 2021
Time:	1430 BST / 0930 EDT
Dial-in:	United Kingdom	+44 (0) 800 694 1461(Toll Free) / +44 (0) 844 493 6766 (Local)
	United States	+1 866 280 1157 (Toll Free) / +1 646 787 1226 (Local)
	All other locations	+44 (0) 203 009 5709
Conference ID:	7390969

To access the webcast, please use the following link: https://edge.mediaserver.com/mmc/p/3ovm6prx.

A recording of the call will be made available at corporate.abcam.com/investors until 9 August 2021.

1. Before acquisition and integration related costs

2. Based on a USD:GBP exchange rate of 0.7192 as of 30 July 2021

Lazard is acting as financial adviser and Latham & Watkins LLP is acting as legal advisor to Abcam in relation to this transaction.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/ 2014 (as it forms part of UK Domestic Law by virtue of the European Union (Withdrawal) Act 2018).

For further information, please contact:

Abcam

+ 44 (0) 1223 696 000

Alan Hirzel, Chief Executive Officer

Michael Baldock, Chief Financial Officer

James Staveley, VP Investor Relations

Numis - Nominated Advisor & Joint Corporate Broker

+ 44 (0) 20 7260 1000

Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker

+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

J.P.Morgan Cazenove - Joint Corporate Broker

+44 (0) 20 7742 4000

James Mitford / Hemant Kapoor

FTI Consulting (media enquiries)

+ 44 (0) 20 3727 1000

Ben Atwell / Natalie Garland-Collins

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information please visit corporate.abcam.com.

Forward-looking statements

This announcement, including any information included or incorporated by reference in this announcement, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the Acquisition described herein, including the anticipated closing, integration of the acquired business and potential benefits and synergies of the Acquisition, Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”)

on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.